FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   January 19, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Material Change Report with Press Release dated January 19, 2004 attached as Schedule “A”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: January 19, 2004

Exhibit 1

                                                               BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

Las Vegas From Home.com Entertainment Inc. (the "Company")

6th Floor,

1199 West Hastings Street

Vancouver, BC   V6E 3T5

2.  Date of Material Change:

January 19, 2004

3.  News Release:

  News release was disseminated via Canada News Wire

4.  Summary of Material Change:

Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., is pleased to announce the addition of two new separate licensees, whose sites can be viewed at www.alumnipoker.com and www.parthenonpoker.com

5.  Full Description of Material Change:

See attached Schedule “A”

6.  Senior Officer:

Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.

7.  Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this19th day of January, 2004.

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

"Bedo H. Kalpakian"

_______________________

Chairman

c.c.:

TSX Venture Exchange

Attention:  Listings

Alberta Securities Commission

Attention:  Continuous Disclosure

          Anfield Sujir Kennedy & Durno

          Attention:  Michael Kennedy

U.S. Securities & Exchange Commission

SCHEDULE “A”

 NEWS RELEASE

January 19, 2004

LVH.TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH.Berlin Stock Exchange

Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., is pleased to announce the addition of two new separate licensees, whose sites can be viewed at www.alumnipoker.com and www.parthenonpoker.com

In addition, the Company expects to launch several more licensees before the end of the first quarter.  In this group, the Company will also be launching its first Non-Poker themed licensee who will be focusing its efforts on the Company’s non traditional games.

Jake Kalpakian, President and C.E.O. states, “The fact that we are now branching out with our software and broadening our licensee base is a positive first step in building a much more diverse overall product that should not only increase our current business but also attract new licensees.”

Mr. Kalpakian adds, “The Company has spent the last little while concentrating on optimizing its infrastructure in order to facilitate the increased business it expects over time.  With this process well underway, the Company will soon turn its attention to marketing its product and growing its business.”

LVFH is a gaming software developer and operator that licenses its software to 3rd parties.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT (604) 681-0204, OR info@lvfh.com OR VISIT OUR WEBSITE AT www.lvfh.com

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jake Kalpakian”

_____________________________

Jake Kalpakian,

President

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

Tel: (6040 681-0204   Fax: (604) 681-9428

Website: www.lvfh.com   email: info@lvfh.com

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition, risks associated with changing customer preferences and other risks detailed in the Company’s filings with securities regulatory authorities.  These risks may cause results to differ materially from those projected in the forward-looking statements.